July 19, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Abby Adams

       Celeste Murphy

       Michael Fay

       DAl Pavot

Re:	Withdrawal of Registration Statement on Form F-1 (File No. 333-257420)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Dynacure S.A. (the “Company”) hereby requests that the Registration Statement on Form F-1 (File No. 333-257420), initially filed with the Securities and Exchange Commission (the “Commission”) on June 25, 2021 (as amended, the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing an initial public offering of its American Depositary Shares, each representing one ordinary share. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c) under the Securities Act, the Company advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Dynacure S.A., Bioparc III, 850, Boulevard Sebastien Brant, 67400 Illkirch Graffenstaden, France, with a copy to Nathan Ajiashvili, Latham & Watkins LLP, 1271 Avenue of the Americas, New York, New York 10020, facsimile number (212) 751-4864.

In addition, the Company requests that its registration statement on Form 8-A (File No. 001-40593), filed with the Commission on July 12, 2021, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company also requests that its confidential treatment application be withdrawn as of the date hereof or at the earliest practicable date hereafter and requests the return of all materials submitted to the Commission with respect to such application. Please return these materials to Nathan Ajiashvili, Latham & Watkins LLP, 1271 Avenue of the Americas, New York, New York 10020.

Should you have any questions regarding these matters, please contact the undersigned at +33 3 74 95 20 50 or Nathan Ajiashvili of Latham & Watkins LLP at (212) 906-2916.

Sincerely yours,

Dynacure S.A.

By:	/s/ David Garrett
David Garrett
Chief Financial Officer

cc:	(via email)

Stéphane van Rooijen, Dynacure S.A.

Nathan Ajiashvili, Latham & Watkins LLP

Eric Blanchard, Cooley LLP